August 28, 2006

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Elaine Wolff

Re:	The Western Union Company
First Amendment to Registration Statement on Form 10
Filed July 25, 2006
File No. 001-32903

Ladies and Gentlemen:

On behalf of The Western Union Company (the “Company”), we are writing in response to the comments contained in the staff’s comment letters dated August 4 and August 10, 2006 (collectively, the “Comment Letters”) with respect to Amendment No. 1 to the Company’s Registration Statement on Form 10, File No. 001-32903, filed on July 25, 2006 (as so amended, the “Form 10”) and relating to the Company’s spin-off (the “Spin-Off”) from First Data Corporation (“First Data”). The Spin-Off is described in the preliminary information statement (the “Information Statement”) included as Exhibit 99.1 to the Form 10. On the date hereof, the Company has filed Amendment No. 2 to the Form 10 (“Amendment No. 2”) incorporating the revisions described herein and, as more fully described below, reflecting a restatement of the Company’s financial statements to reflect the conclusion by the Company that certain of its foreign exchange forward contracts did not qualify for cash flow hedge accounting, and to reflect changes in the market value of certain notes receivable from affiliates of the Company and currency swap agreements with First Data.

In connection with an SEC comment letter for First Data, and upon understanding the SEC staff’s interpretation of what constitutes sufficient documentation to qualify for hedge accounting, the Company undertook a review of documentation associated with its hedging transactions of the forecasted revenue earned when the revenue is paid in a currency other than the Company’s functional currency (US dollar). The Company’s cash flows are exposed to foreign currency risk from revenue transactions denominated in foreign currencies, primarily the euro, Swiss franc, British pound and Canadian dollar. The Company utilizes foreign currency, foreign exchange forward contracts to mitigate some of this risk. Gains and losses on the derivatives are intended to offset losses and gains on the transactions in an effort to reduce the earnings volatility in cash flows resulting from fluctuating foreign currency exchange rates. In this

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strategy, the Company hedges these forecasted revenues for a specific month with multiple foreign currency forward contracts.

As revenues are generated throughout the month and the forward contracts, which settle at the end of the month, are layered on; we now recognize that the “first dollar cash flow” method of designating the hedges would be required under Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended by SFAS No. 138 and SFAS No. 149 (“SFAS No. 133”). Additionally, noting the SEC staff’s interpretation of critical terms matching, the Company concluded that the critical terms of these same foreign currency forward contracts did not match the hedged cash flow.

As a result of the inadequacy of the documentation relative to specificity and critical terms matching the Company does not believe the foreign currency cash flow hedges qualify for hedge accounting. Based on the conclusions of management and the Audit Committee of the Board of Directors of First Data, the Company has restated its combined financial statements and financial information included in Amendment No. 2 to Form 10 to remove the effects of hedge accounting for these derivatives, and to reflect any changes in the market value of these derivative instruments in the combined statements of income rather than in combined other comprehensive income (loss), a component of net investment in The Western Union Company.

The Company also confirms, based on its earlier discussion with the staff, that all fluctuations in derivative instruments that it holds are now reflected in its combined statements of income in the period incurred and there are no longer any unrealized hedging gains or losses included in its other comprehensive income for all periods presented in the enclosed Amendment No. 2 to Form 10.

In addition, the Company has restated its combined financial statements to reflect translation gains and losses in the combined statements of income related to certain notes receivable from affiliates repayable in euros and certain related currency swap agreements with First Data. The functional currency of the Company’s entities that have extended these borrowings is the United States dollar and the Company does not consolidate, combine or have an equity ownership interest in the applicable affiliates of First Data to which the related notes receivable have been extended. The currency swap agreements that were entered into between the Company and First Data had not been previously recognized in the financial statements and were identified as the Company prepares for its separation from First Data. The Company has now reflected these currency swap agreements by recording the changes in the fair market value of these instruments through the applicable period’s combined statements of income from the point in time these agreements were initiated.

For the convenience of the staff’s review, we have set forth the comments contained in the Comment Letters along with the responses of the Company. Three copies of Amendment

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No. 2, marked to show changes from Amendment No. 1 to the Form 10, are being delivered to Ms. Elaine Wolff.

Comment Letter dated August 4, 2006

General

1.	We note your response to prior comment 2. If First Data has received or receives prior to effectiveness any preliminary solvency opinions, please provide us with copies.

RESPONSE: The Company hereby confirms that First Data has not received any preliminary solvency opinions. The Company further hereby confirms that it will supplementally provide the staff with courtesy copies of any preliminary solvency opinions that First Data receives prior to effectiveness of the Form 10.

Summary, page 1

2.	Where relevant, please describe briefly any state law timing requirements that may apply following the First Data board’s declaration of the record and effective dates of the spin-off.

RESPONSE: The only state law timing requirement that would apply to the record and effective dates of the spin-off is that the record date not be more than 60 days prior to the effective date. The record date set by First Data’s board will be well within the 60-day period.

3.	We note your response to prior comment 3. It appears that 15% of your locations in the U.S., Canada and Western Europe, and 35% of your agent locations elsewhere, experienced no transfer activity in the last 12 months. This balancing information appears to be material to your statement regarding the fact that you have 270,000 agent locations worldwide and should be included in the first reference.

RESPONSE: The Company has revised this section in response to the staff’s comment. Please see page 1. The Company believes that its disclosure in the “Summary” section is now adequately balanced and it is not necessary to provide additional information.

4.	We note your response to prior comment 4. When available, please include information related to how the payment was determined in your information statement.

RESPONSE: The Company confirms that, when available, it will disclose in the Information Statement how the amount of the payment was determined.

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August 28, 2006

Risk Factors, page 14

The separation agreements were negotiated while…, page 18

5.	Please revise the title and body to reflect the risk that the terms may be inferior to those you may have received in an arm’s-length negotiation.

RESPONSE: The Company has revised the title and body of this risk factor in response to the staff’s comment. Please see page 19.

We face competition…, page 20

6.	Please revise to discuss the price decreases equal to 3% of your annual revenue in each of the last two years.

RESPONSE: The Company has revised this risk factor in response to the staff’s comment. Please see pages 21-22.

Unaudited Pro Forma Combined Financial Statements, page 39

7.	We read your revised disclosure in response to comment 13. Please revise your disclosure to quantify the amount of all material nonrecurring charges or credits and related tax effects not included in your pro forma statements of income but which will be included in net income within 12 months following this transaction.

RESPONSE: The Company has revised its disclosure in response to the staff’s comment. Please see pages 12, 42 and 71.

MD&A, page 48

8.	Please revise to discuss the recent reports regarding the impact of current events on U.S. and Mexico transaction volume.

RESPONSE: The Company has revised its disclosure in response to the staff’s comment. Please see pages 23, 51, 58 and 63.

9.	From page 58, we note that each of your locations is capable of providing service. With respect to locations that have provided no services in the last 12 months, please tell us how you confirm their capabilities at any given time.

RESPONSE: The Company supplementally informs the staff that it uses the following procedures to determine whether a location is capable of providing one of the Company’s services: (i) regular analysis of the Company’s database to confirm its accuracy; (ii) at least quarterly certifications from the Company’s agents as to the number of locations within the agent’s network at which at least one of the Company’s services is available; (iii) confirmation of the accuracy of such certifications through physical site visits and

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telephonic audits through which representatives attempt to send transactions from the location; and (iv) special programs for new agents with expanding networks or long-standing agents with static networks. The programs are somewhat different in their particular features, depending on the region, but the principles are the same.

Comment Letter dated August 10, 2006

General

1.	You point us to the First Data response letter for information regarding your operations in Cuba, Syria and areas under the Palestinian Authority. The First Data letter states that revenues from operations involving Cuba, Syria and the areas under the PA in the aggregate represent less than 0.1% of First Data’s total revenue for 2005. The percentage figure does not take into account your operations involving Sudan, or compare your operations in these countries and areas to your own total revenues. Please provide us with a quantitative analysis that includes Sudan and compares your revenues from operations involving the referenced countries and areas to your total revenues instead of to First Data’s total revenues.

RESPONSE: As indicated in our previous correspondence, the Company began providing limited money transfer services to Sudan in April 2006. Revenues from this business to date have been de minimis, and the Company expects that revenues with respect to Sudan will remain de minimis compared to the Company’s total revenues. The Company supplementally informs the staff that revenues from its business involving services to Cuba, Syria and the areas under the Palestinian Authority in 2005 in the aggregate represented approximately 0.3% of the Company’s total revenue for 2005. For the first six months of 2006, revenues from the Company’s business involving services to Cuba, Syria, the areas under the Palestinian Authority and, since its inception in April 2006, Sudan in the aggregate represented less than 0.3% of the Company’s total revenue during such period.

Risk Factors

2.	We note the risk factor “Our business is subject to a wide range of laws and regulations” on page 19, including the reference to “terrorist financing.” Please revise this risk factor to briefly address the U.S. economic sanctions programs and anti-terrorist laws you identify in the first paragraph on page 83.

RESPONSE: The Company has revised this risk factor in response to the staff’s comment. Please see page 20.

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August 28, 2006

Our Business

3.	We note the reference in the first paragraph on page 83 to the USA PATRIOT ACT of 2001, OFAC and prohibitions and restrictions related to “specified countries.” Please expand the discussion to briefly summarize your operations associated with terrorist-sponsoring countries and the licenses and restrictions under which you operate.

RESPONSE: The Company has revised this section in response to the staff’s comment. Please see pages 88-89.

* * * * *

In addition, the Company acknowledges as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing or Amendment No. 2, please contact Scott Williams at (312) 853-7783 or the undersigned at (312) 853-2145.

Very truly yours,

/s/ Paul L. Choi

Paul L. Choi

cc:	Christina A. Gold
David Schlapbach